CAPITAL BROKERAGE CORPORATION

Financial Statement

Required by SEC Rule 17a-5

December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-26614

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/2022_ AND ENDING _12/31/2022_
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Capital Brokerage Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6620 West Broad Street
(No. and Street)

Richmond	VA	23230
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bonnie C. Turner	(804) 615-4781	Bonnie.turner@genworth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Maria O. Tabb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Brokerage Corporation, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kathryn Ruth Howard
Registration # 7564584
Electronic Notary Public
Commonwealth of Virginia
My commission expires the 30 day of Apr 2025

Notary Stamp 2023/02/24 07:09:27 PST E40DCABFA74C

E40DCABFA74C Kathryn R Howard Signed on 2023/02/24 06:09:27 -8:00

Notary Public

Notarial act performed by audio-visual communication

Signature: C369A24DB172 Maria O Tabb Signed on 2023/02/24 06:09:27 -8:00

Title:
President and Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Capital Brokerage Corporation:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Brokerage Corporation (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1993.

Richmond, Virginia
February 28, 2023

CAPITAL BROKERAGE CORPORATION

Statement of Financial Condition

December 31, 2022

(Dollar amounts in thousands, except shares and per share amounts)

Assets

Cash and cash equivalents	$	5,115
Commissions receivable		718
Federal income tax receivable from affiliate		86
Other assets		23
Total assets	$	5,942

Liabilities and Shareholder's Interest

Liabilities:		
Accounts payable and accrued liabilities	$	11
Income taxes payable to affiliate		34
Total liabilities	$	45
Shareholder's interest:		
Common stock ($1 par value. Authorized 100,000 shares; issued and outstanding 10,000 shares)		10
Additional paid-in capital		1,935
Retained earnings		3,952
Total shareholder's interest		5,897
Total liabilities and shareholder's interest	$	5,942

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(Dollar amounts in thousands unless otherwise noted)

(a) Organization

Capital Brokerage Corporation, (the Company or CBC), a Washington corporation, was incorporated on July 10, 1981, and is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Genworth North America Corporation, an indirect, wholly owned subsidiary of Genworth Financial, Inc. (Genworth).

The Company acts as the principal underwriter (as defined in the Investment Company Act of 1940) of flexible and single premium variable life insurance and variable annuity contracts issued by various affiliated insurance companies. In January 2011, the affiliated insurance companies discontinued new sales of the variable products but continue to service existing blocks of business. However, MyClearCourse®, a variable annuity product, remains available for new sales. For those contracts no longer available for new sales, additional purchase payments may still be accepted under the terms of the contracts.

Commissions from product sales are derived from 12b-1 fees and service fees paid by third-party investment companies to the Company as the underwriter of various contracts issued by Genworth affiliated life insurance companies.

The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operation had the Company operated on an autonomous basis during the year ended December 31, 2022.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(c) Commissions Receivable

As of December 31, 2022, the Company did not have commissions receivable balances greater than 90 days.

(d) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2022 and, therefore, has not included a statement of changes for such activities.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results may differ from those estimates.

(f) Income Taxes

The Company is currently included in the consolidated federal income tax return of Genworth and subject to a tax-sharing arrangement that calculates tax liability on a separate company basis but provides benefits for losses or credits utilized in the consolidated return. If Genworth is unable to fully utilize current period losses or credits in its consolidated return, then the Company will only receive the benefit of their allocated losses or credits when applied on a future tax return.

The Company is included in 27 combined/unitary state and city income tax returns of Genworth and files separate state income tax returns in 17 states. The Company calculates its state income tax rate based on its separate state return filings and its portion of the combined/unitary state returns. For 2022, the Company had a blended state income tax rate of 6.07%.

Deferred tax assets and/or liabilities, if any, are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

(2) Income Taxes

(Dollar amounts in thousands unless otherwise noted)

The Company has a valuation allowance of $47 as of December 31, 2022. Based on an analysis of the Company's tax position, management concluded it was not more likely than not that the Company will have the ability to utilize its deferred tax asset on the State NOL carryforward, as the Company is included in combined returns and the results of future operations will not generate sufficient taxable income.

The Company has federal income tax receivable from affiliates of $86 and a state income tax payable to affiliates of $34 as of December 31, 2022.

As of January 1, 2022, and December 31, 2022, the Company had no unrecognized tax benefits. Accordingly, there would be no effective tax rate impact from recognition of previously unrecognized tax benefits. The December 31, 2022 Statement of Financial Condition includes no amounts for interest or penalties related to unrecognized tax benefits, and no such amounts were recognized as components of income tax expense.

For tax years beginning in 2011, the Company was included in the life/non-life consolidated return filed by Genworth, and also filed various state and local tax returns. We are not currently subject to any significant examinations by federal or state income tax authorities. Generally, we no longer are subject to federal or state income tax examinations for years prior to 2019.

(3) Financial Instruments

The Company's only financial instruments are cash equivalents. The financial instruments of the Company are reported in the Statement of Financial Condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The cash equivalents are categorized in level 1 of the fair value hierarchy.

(4) Related-Party Transactions

The Company has a service fee agreement with Genworth Life and Annuity Insurance Company (GLAIC), an affiliate of the Company, whereby the Company will reimburse GLAIC for expenses related to the underwriting, distributing, and servicing of GLAIC's variable annuity products including services related to prospectuses, providing customer service support and related product filings. The Company also incurs and pays other, non-management fee related expenses to affiliates. Both fees are included in management fees to affiliates.

(5) Commitments and Contingencies

During the normal course of operating our business, the Company may be subject to litigation. It is the policy of the Company to evaluate each individual situation and vigorously defend any cases it deems without merit. The Company believes that the outcome of such litigation will not have a material effect on its financial position or results of operations.

(6) Net Capital Requirements

(Dollar amounts in thousands except ratios)

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2022, the Company had net capital of $5,202, which was $5,197 in excess of its required minimum net capital of $5. As of December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was .01 to 1.

(7) Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure in the December 31, 2022 financial statements through February 28, 2023, the date the financial statements were issued, noting no additional matters requiring disclosure.